Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                                                Direct Dial: 202-239-3346                                            E-mail: david.baum@alston.com

June 23, 2023

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Preliminary Proxy Statement on Schedule 14A – WOA All Asset I

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, WOA All Asset I (the “Fund”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Fund’s Preliminary Proxy Statement and related materials on Schedule 14A (“Preliminary Proxy Statement”). As described in the attached Preliminary Proxy Statement, the purpose of the shareholder meeting is to seek shareholder approval of a proposed new investment advisory agreement between the Trust, on behalf of the Fund, and Pathstone Family Office, LLC (“Pathstone”), the investment adviser to the Fund, due to an investment by Kelso & Company (“Kelso”), in Pathstone Holdings, LLC, the parent company of Pathstone, that resulted in a change of control of Pathstone. Pathstone is currently managing the Fund pursuant to an interim advisory agreement in reliance on Rule 15a-4 under the Investment Company Act of 1940.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

Attachment